Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Extension of Offer for
Hathor Exploration Limited to November 14, 2011
Saskatoon, Saskatchewan, Canada, October 31, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) announced today that it has extended its offer to acquire all of the outstanding shares of Hathor Exploration Limited (TSX: HAT) for cash consideration of $3.75 per share to 5:00 p.m. Vancouver time on November 14, 2011, unless further extended or withdrawn. Cameco will be mailing a notice of extension to Hathor shareholders, which will be filed on SEDAR and will also be available at cameco.com later today.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Hathor investor inquiries:

Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:

Rachelle Girard (306) 956-6403
Media inquiries:

Gord Struthers (306) 956-6593